EX 99.8

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada  V6B 4W4
Tel: 604-331-3376  Fax: 604-688-4712

Netco Announces First Quarter Financial Results

Vancouver, May 31, 2004 – Netco Energy Inc. (TSXV: NEI) has filed its first quarter financial statements for the period ending March 31, 2004.

Revenues from oil and gas operations during the quarter decreased 6% to $710,056 from $752,420 in the first quarter 2003.  Net income for the period was $85,211 or $0.01 per share.  At the end of the period Netco’s net working capital balance was $1,272,268.

Interim Consolidated Financial Statements:

•Attachment A

Management’s Discussion and Analysis:

•Attachment B

Netco Energy Inc. is an oil and gas issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.